8300 FM 1960 West, Suite 450 Houston, Texas 77070 (713) 510-3559 www.nhaleinc.com

March 4, 2015

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Nhale, Inc.  Form 10-K/A filed January 16, 2015

Dear Mr. Thompson:

We are in receipt of your comment letter dated January 21, 2015 and have the following responses:

Item 9A. Controls and Procedures, page 20

(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 20

1.

We reviewed the revisions to your disclosure in response to comment 1 in our letter dated January 8, 2015.  Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

I respond as follows:

I will revise future filings to clarify the version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.

Exhibit 31.1

We note that the certification was not revised in response to comment 2 in our letter dated January 8, 2015.  As such, please amend your filing to include the introductory language required by paragraph 4 and to include paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K.  Please note that this comment also applies to Forms 10-Q filed October 2, 2014 and January 16, 2015.

I respond as follows:

I regret the inadvertent omission of the revised certification and will revise immediately.

I acknowledge:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lance Williams

Lance Williams

Chief Executive Officer

Nhale, Inc.